1320 Centre Street, Suite 202 Newton, MA 02459 Phone: 617-243-0060 Fax: 617-243-0066
September 3, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3030
Washington, DC 20549
Attn: Geoffrey Kruczek

Re:	Oculus Innovative Sciences, Inc. Post-effective amendment on Form S-1 File No. 333-157776
Dear Mr. Kruczek:
I am securities counsel for Oculus Innovative Sciences, Inc. (the “Company”). I am responding to further comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated August 13, 2009. I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 3 to the post-effective amendment on Form S-1, File No. 333-157776, together with certain exhibits thereto (the “Amendment”).
Set forth below are the Company’s responses to the Staff’s comments. The numbering of the responses corresponds to the numbering of the comments in the letter from the Staff.

Comment 1.	We note your response to prior comment 1; however, your “Explanatory Note” before your prospectus cover continues to disclose that you are attempting to “decrease the number of shares of common stock included in the Registration Statement” by a number that appears to include shares that have been sold or transferred by the selling stockholders. Therefore, we reissue the comment.

Response 1.	After prior correspondence and further discussion with the Staff, the Company has revised the Amendment to include the proposed text in the Company’s letter of August 27, 2009.

The Company has made this edit in an amendment to the post-effective amendment. After discussions with the Staff, the Company did not withdraw the prior amendment to the post-effective amendment prior to filing the Amendment because the revisions add detail to the Explanatory Note and there are no substantive revisions or modifications to the rest of the document. The only item the Company changed is the Explanatory Note language along with other very minor updating revisions including updating the date of the document.

Comment 2.	Please include in your response the acknowledgements from the registrant mentioned at the end of this letter.

Response 2.	The Company has provided the acknowledgments under separate cover.
If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Regards,
/s/ Amy M. Trombly
Amy M. Trombly, counsel to Oculus Innovative
Sciences, Inc.